Exhibit 12

SILGAN HOLDINGS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$25,672	$24,827	$54,018	$46,161
Interest and other debt expense	14,199	24,668	25,449	36,950
Interest portion of rental expense	339	257	659	506

Earnings before fixed charges	$40,210	$49,752	$80,126	$83,617

Fixed charges:
Interest and other debt expense	$14,199	$24,668	$25,449	$36,950
Interest portion of rental expense	339	257	659	506
Capitalized interest	421	285	776	571

Total fixed charges	$14,959	$25,210	$26,884	$38,027

Ratio of earnings to fixed charges	2.69	1.97	2.98	2.20